UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 30, 2013

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the third quarter 2013 results of Statoil ASA.

2013 THIRD QUARTER RESULTS

OPERATIONAL REVIEW
FINANCIAL REVIEW
OUTLOOK
FINANCIAL RISK UPDATE
HEALTH, SAFETY AND THE ENVIRONMENT (HSE)
DEVELOPMENT AND PRODUCTION NORWAY
DEVELOPMENT AND PRODUCTION INTERNATIONAL
MARKETING, PROCESSING AND RENEWABLE ENERGY
FUEL & RETAIL
LIQUIDITY AND CAPITAL RESOURCES
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Reconciliation of net operating income to adjusted earnings
Reconciliation of adjusted earnings after tax to net income
END NOTES
FORWARD-LOOKING STATEMENTS

CONDENSED INTERIM FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
1 ORGANISATION AND BASIS OF PREPARATION
2 SIGNIFICANT EVENTS
3 SEGMENTS
4 FINANCIAL ITEMS AND BONDS
5 INCOME TAX
6 PENSIONS
7 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
8 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

HSE ACCOUNTING

SIGNATURES

2013 THIRD QUARTER RESULTS

Statoil's third quarter 2013 operating and financial review

Statoil's third quarter 2013 net operating income was NOK 39.3 billion. Adjusted earnings were NOK 40.4 billion.

"Statoil delivered strong strategic progress in the third quarter. We added high-value barrels through the Bay du Nord discovery offshore Canada, the world's largest oil discovery this year. We also announced a major divestment to capture value created through asset development and unlock capital for investment in high return projects. Our operational performance is good and we delivered solid earnings in the period," says Helge Lund, Statoil's president and CEO.

Statoil's net operating income of NOK 39.3 billion in the third quarter was positively impacted by gain from sale of assets. Refinery impairments and commercial provisions impacted the financial result negatively. The adjusted earnings [5] were NOK 40.4 billion, which is in line with the same period last year.

The decrease in net income in the first nine months of 2013 is primarily explained by expected, lower production and reduced prices. Non-recurring items, related tax effects and higher gain from sale of assets last year, contributed to the decrease.

"We are producing as planned, and maintain our production guidance for 2013. Our activity level is high. We are progressing our projects according to plan, with good cost control and capital discipline," says Lund.

Statoil increased equity production by 2% compared to the third quarter of 2012. Production grew by around 6%, taking into account the effects of divestments and redetermination on the Norwegian continental shelf. The company produced as expected in Norway, impacted by start-up and ramp-up, maintenance, divestments and redetermination. Outside Norway, Statoil increased production by 13% to a record 728 mboe per day, mainly due to ramp-up in US onshore, Angola and Brazil.

New discoveries added significant new resources in the third quarter. Statoil announced a new high-impact discovery offshore Canada, marking the company's third discovery in the Flemish Pass basin. Statoil now expects to complete around 60 exploration wells in 2013 and an activity level of around USD 3.75 billion in exploration for the year as a whole.

Statoil continued delivering on its strategy of active portfolio management. In September, the company announced a USD 2.65 billion divestment of assets on the Norwegian and UK continental shelves. Through this transaction, Statoil expects to realise significant gains, reduces future investment exposure by around USD 7 billion and demonstrates the underlying value of the company's portfolio.

Cash flows from underlying operations remain strong, and Statoil has strengthened its financial position in the period. The company reduced its net debt to capital employed from 21% in the second quarter to 17% at the end of the third quarter.

The quarter in brief

Statoil's net operating income was NOK 39.3 billion compared to NOK 40.9 billion in the third quarter of 2012.

Adjusted earnings [5] were NOK 40.4 billion, compared to NOK 40.0 billion in the third quarter of 2012.

Adjusted earnings after tax [5] were NOK 12.1 billion, compared to NOK 11.9 billion in the third quarter of 2012.

Net income was NOK 13.7 billion compared to NOK 14.5 billion in the third quarter of 2012.

	Third quarter			First nine months			Full year
	2013	2012	change	2013	2012	change	2012

Net operating income (NOK billion)	39.3	40.9	(4%)	111.6	160.8	(31%)	206.6
Adjusted earnings (NOK billion) [5]	40.4	40.0	1%	120.8	144.9	(17%)	193.2
Adjusted earnings after tax (NOK billion) [5]	12.1	11.9	2%	35.4	40.1	(12%)	55.1
Net income (NOK billion)	13.7	14.5	(6%)	24.5	56.5	(57%)	69.5
Basic earnings per share (NOK)	4.48	4.52	(1%)	7.88	17.58	(55%)	21.66
Average liquids price (NOK/bbl) [1]	617	591	4%	581	609	(5%)	602
Average invoiced gas prices (NOK/scm) [8]	1.97	2.16	(9%)	1.99	2.22	(10%)	2.19
Equity production (mboe per day)	1,852	1,811	2%	1,939	1,994	(3%)	2,004
Serious incident frequency (SIF)	0.8	0.8		0.8	1.0		1.0

Key events since second quarter 2013:

  Continued active portfolio management, demonstrated by the USD 2.65 billion transaction with OMV to capture value and focus portfolios on the Norwegian and UK continental shelves, and the completion of the previously announced USD 1.45 billion Wintershall transaction on the Norwegian continental shelf.
  Continued strong exploration results, through a high impact oil discovery in the Flemish Pass basin offshore Canada and several new discoveries on the Norwegian continental shelf. Statoil is a partner in the OMV-operated Wisting Central oil discovery in the Hoop area. Statoil also announced an oil discovery near Norne and a gas/condensate discovery north of Åsgard in the period.
  Further strengthening the financial flexibility through the execution of debt capital market transactions of USD 3.4 billion on competitive terms.
  The investigation report on the In Amenas terrorist attack was published on 12 September. Statoil will ensure that the recommendations are integrated and prioritised as part of the initiated improvement programme in the security area.
  Impairment losses related to the Mongstad and Kalundborg refineries of NOK 4.2 billion due to lower margins and challenging outlook.
  The Norwegian government announced in September that the full-scale carbon capture project at Mongstad (CCM) will be terminated. Statoil is now commencing work in order to ensure a smooth project conclusion.

OPERATIONAL REVIEW

Equity production was slightly up in the third quarter of 2013 despite expected natural decline, divestments and redeterminations on the NCS. The growth is due to start-up and ramp-up of several fields. The international business delivered record production and the overall activity level was high, with project execution according to plan.

	Third quarter			First nine months			Full year
Operational data	2013	2012	change	2013	2012	change	2012

Average liquids price (USD/bbl)	102.9	99.9	3%	99.9	103.7	(4%)	103.5
USDNOK average daily exchange rate	5.99	5.91	1%	5.82	5.87	(1%)	5.82
USDNOK period-end exchange rate	6.01	5.70	5%	6.01	5.70	5%	5.57
Average liquids price (NOK/bbl) [1]	617	591	4%	581	609	(5%)	602
Average invoiced gas prices (NOK/scm) [8]	1.97	2.16	(9%)	1.99	2.22	(10%)	2.19
Refining reference margin (USD/bbl) [2]	3.8	7.9	(52%)	4.9	5.7	(14%)	5.5

Production (mboe per day)
Entitlement liquids production	981	894	10%	972	970	0%	966
Entitlement gas production	706	730	(3%)	781	823	(5%)	839
Total entitlement liquids and gas production [3]	1,687	1,624	4%	1,753	1,793	(2%)	1,805

Equity liquids production	1,117	1,058	6%	1,124	1,142	(2%)	1,137
Equity gas production	735	753	(2%)	815	853	(4%)	867
Total equity liquids and gas production [4]	1,852	1,811	2%	1,939	1,994	(3%)	2,004

The statements below are related to developments in the third quarter of 2013 compared to the third quarter of 2012, and developments in the first nine months of 2013 compared to the first nine months of 2012, respectively.

Third quarter 2013

Total equity liquids and gas production [4] was up 2% to 1,852 mboe per day in the third quarter. The increase was mainly due to start-up and ramp-up of production on various fields and lower maintenance effects. Operational challenges in the third quarter of 2012 added to the increase. Expected natural decline on mature fields, divestments and reduced ownership share at Ormen Lange, partly offset the increase.

Total entitlement liquids and gas production [3] was up 4% to 1,687 mboe per day, positively impacted by the increase in equity production as described above, and a lower average Production Sharing Agreement (PSA) effect of 175 mboe per day compared to 188 mboe per day in the third quarter of 2012. A minor adjustment of tax oil barrels from previous periods had also a positive impact on the entitlement production in the third quarter of 2013.

Exploration expenditure (including capitalised exploration expenditure) increased by NOK 1.0 billion to NOK 5.9 billion mainly because of higher drilling activity. Lower seismic expenditures partly offset the increase.

Exploration expenses	Third quarter			First nine months			Full year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Exploration expenditure (activity)	5.9	4.9	21%	16.0	16.0	0%	20.9
Expensed, previously capitalised exploration expenditure	0.5	1.5	(64%)	0.7	2.4	(72%)	2.7
Capitalised share of current period's exploration activity	(1.0)	(1.3)	(27%)	(4.4)	(5.3)	(15%)	(5.9)
Impairment / reversal of impairment	0.5	0.1	>100%	0.8	0.3	>100%	0.4

Exploration expenses IFRS	5.9	5.2	14%	13.0	13.4	(3%)	18.1

First nine months 2013

Total equity liquids and gas production [4] was down 3% to 1,939 mboe per day in the first nine months of 2013, primarily because of expected natural decline on mature fields, decreased gas deliveries from the NCS and lower ownership shares after divestments and redeterminations. The decrease was partly offset by start-up and ramp-up of production on various fields.

Total entitlement liquids and gas production [3] was 1,753 mboe per day, down 2% compared to the first nine months of 2012. This was impacted by the decrease in equity production as described above. The PSA effect was 184 mboe per day compared to 201 mboe per day in the first nine months of 2012. The reduction is mainly due to production growth on fields with lower PSA effects and production decline on fields with higher PSA effects.

Exploration expenditure (including capitalised exploration expenditure) remained stable at NOK 16.0 billion in the first nine months of 2013. Increased drilling activity in the first nine months of 2013 was offset by more expensive wells with high Statoil equity share drilled in the first nine months of 2012. Lower seismic expenditures were offset by higher field development expenditures.

FINANCIAL REVIEW

The third quarter results were positively impacted by higher liquids prices and increased volumes of liquids and gas sold. The increase was offset by lower average gas prices due to increasing share of US gas, increased expenses driven by growth in production and increased depreciation unit cost as new fields with higher depreciation came on stream.

Condensed income statement under IFRS	Third quarter			First nine months			Full year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Total revenues and other income	169.8	166.7	2%	479.8	562.8	(15%)	723.4

Purchases [net of inventory variation]	(82.1)	(87.0)	(6%)	(235.1)	(286.3)	(18%)	(363.1)
Operating expenses and selling, general and administrative expenses	(20.0)	(19.0)	5%	(66.4)	(57.6)	15%	(75.1)
Depreciation, amortisation and net impairment losses	(22.6)	(14.6)	54%	(53.7)	(44.7)	20%	(60.5)
Exploration expenses	(5.9)	(5.2)	14%	(13.0)	(13.4)	(3%)	(18.1)

Net operating income	39.3	40.9	(4%)	111.6	160.8	(31%)	206.6

Net financial items	(0.4)	3.0	>(100%)	(13.0)	0.0	>(100%)	0.1

Income before tax	38.9	43.9	(11%)	98.6	160.8	(39%)	206.7

Income tax	(25.2)	(29.4)	(14%)	(74.1)	(104.4)	(29%)	(137.2)

Net income	13.7	14.5	(6%)	24.5	56.5	(57%)	69.5

The statements below are related to developments in the third quarter of 2013 compared to the third quarter of 2012, and developments in the first nine months of 2013 compared to the first nine months of 2012, respectively.

Third quarter 2013

Net operating income was NOK 39.3 billion in the third quarter, a decrease of 4% compared to the third quarter of 2012. Lower average invoiced gas prices (measured in NOK), impairment losses mainly related to the refineries and provisions related to a redetermination process (see note 8 in Condensed interim financial statements), affected net operating income in the third quarter. The decrease was partly offset by a gain on sale of assets to Wintershall, higher average liquids prices (measured in NOK) and increased volumes of both liquids and gas sold.

Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods. See Use and reconciliation of non-GAAP financial measures for more information on adjusted earnings and a reconciliation from Net operating income.

Adjusted earnings [5]	Third quarter			First nine months			Full year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Adjusted total revenues and other income	165.5	166.8	(1%)	477.2	550.8	(13%)	713.6

Adjusted purchases	(82.4)	(88.2)	(7%)	(235.0)	(286.9)	(18%)	(363.2)
Adjusted operating expenses and selling, general and administrative expenses	(20.3)	(18.9)	8%	(60.7)	(61.4)	(1%)	(79.6)
Adjusted depreciation, amortisation and net impairment losses	(17.0)	(14.6)	16%	(48.1)	(44.0)	9%	(59.3)
Adjusted exploration expenses	(5.4)	(5.2)	5%	(12.6)	(13.6)	(8%)	(18.3)

Adjusted earnings [5]	40.4	40.0	1%	120.8	144.9	(17%)	193.2

In the third quarter of 2013, net operating income was negatively impacted by impairment losses (NOK 6.0 billion), change in over/underlift position (NOK 1.2 billion) and provisions related to a redetermination process (NOK 4.3 billion), while gain on sale of assets (NOK 6.4 billion), higher fair values of derivatives (NOK 1.4 billion), higher value of products in operational storage (NOK 0.3 billion) and other adjustments (NOK 0.5 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 1.7 billion), adjusted earnings were NOK 40.4 billion in the third quarter of 2013.

In the third quarter of 2012, lower fair values of derivatives (NOK 0.8 billion) had a negative impact on net operating income, while gain on sale of assets (NOK 0.9 billion), higher value of products in operational storage (NOK 1.1 billion), over/underlift position (NOK 0.1 billion) and other provisions/adjustments (NOK 0.1 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.4 billion), adjusted earnings were NOK 40.0 billion in the third quarter of 2012.

The 1% increase in adjusted earnings was mainly due to increased revenues from higher liquids prices and increased volumes of liquids and gas sold, partly offset by lower gas prices, reduced refining margins, increased royalty costs and higher depreciation expenses.

Adjusted total revenues and other income were slightly down 1%. Higher liquids prices, increased production and higher volumes of gas sold were offset by lower gas prices and lower volumes of SDFI and 3rd party liquids sold.

Adjusted purchases, which represent Statoil's purchase of SDFI [6] and 3rd party volumes, decreased by 7%. Higher 3rd party volumes of gas purchased and increased liquids prices were offset by the decrease in purchased volumes of liquids from SDFI and lower gas prices.

Adjusted operating expenses and selling, general and administrative expenses increased by 8% to NOK 20.3 billion, mainly due to increased royalty costs in the US and increased operating expenses due to start-up and ramp-up on various fields.

Adjusted depreciation, amortisation and net impairment losses increased by 16% to NOK 17.0 billion, mainly due to new fields with higher depreciation came on stream. Increased investments on major producing fields and higher depreciation from ramp-up on various fields, added to the increase. Higher reserves estimates and lower production because of decline on mature fields partly offset the increase.

Adjusted exploration expenses were slightly increased from NOK 5.2 billion to NOK 5.4 billion, mainly due to higher drilling costs and a lower portion of current exploration expenditures being capitalised this quarter because of non-commercial wells. A lower portion of exploration expenditures capitalised in previous periods was expensed this quarter and counteracted the increase.

Net financial items amounted to a loss of NOK 0.4 billion in the third quarter of 2013, compared to a gain of NOK 3.0 billion in the third quarter of 2012. The change was mainly due to reduced currency effects from positions in NOK related to foreign exchange and liquidity management, as well as reduced gain on derivative financial instruments related to long term debt.

	30 September	31 December	28 September
Exchange rates	2013	2012	2012

USDNOK	6.01	5.57	5.70
EURNOK	8.11	7.34	7.37

Adjusted for the items in the table below, net adjusted financial items before tax amounted to a loss of NOK 0.6 billion in the third quarter of 2013.

Net financial items in the third quarter of 2013 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Financial items according to IFRS	1.0	0.1	0.0	(1.5)	(0.4)	0.8	0.4

Foreign exchange (FX) impacts (incl. derivatives)	(0.2)	(0.1)			(0.3)
Interest rate (IR) derivatives			0.0		0.0

Subtotal	(0.2)	(0.1)	0.0	0.0	(0.3)	(0.7)	(0.9)

Financial items excluding FX and IR derivatives	0.8	0.0	0.0	(1.5)	(0.6)	0.1	(0.5)

Income taxes were NOK 25.2 billion in the third quarter of 2013, equivalent to an effective tax rate of 64.9%, compared to 66.9% in the third quarter of 2012. The tax rate decreased mainly due to a tax exempted gain in the third quarter of 2013. This was partly offset by provisions and impairment losses in the third quarter of 2013 with lower than average tax rates.

Management provides an alternative tax measure that excludes items not directly related to underlying operational performance. Adjusted earnings after tax, which excludes net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods. See Use and reconciliation of non-GAAP financial measures - reconciliation of adjusted earnings after tax to net income.

Adjusted earnings after tax and the effective tax rate on Adjusted earnings, are stated in the table below.

	Third quarter
Adjusted earnings after tax by segment [5]	2013			2012
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	30.6	(22.5)	8.1	31.1	(22.9)	8.2
Development and Production International	6.2	(3.3)	2.9	4.4	(2.6)	1.8
Marketing, Processing & Renewable energy	3.9	(2.4)	1.6	4.1	(2.4)	1.7
Other	(0.3)	(0.2)	(0.5)	0.4	(0.2)	0.2

Group	40.4	(28.3)	12.1	40.0	(28.1)	11.9

Effective tax rates on adjusted earnings			70.1%			70.4%

Adjusted earnings after tax were NOK 12.1 billion, equivalent to an effective tax rate on adjusted earnings of 70.1%, compared to an effective tax rate on adjusted earnings of 70.4% in the third quarter of 2012. The tax rate decrease was mainly due to relatively lower adjusted earnings from the NCS in the third quarter of 2013. Income from the NCS is subject to higher than average tax rates.

First nine months 2013

Net operating income was NOK 111.6 billion, a decrease of 31% compared to the first nine months of 2012. The decrease is primarily explained by lower production of liquids and gas and decreased liquids and gas prices. Impairment losses, provisions related to a redetermination process (see note 8 in Condensed interim financial statements) and an onerous contract, added to the decrease. Also, higher gain from sale of assets recorded in the first nine months of 2012, contributed to the decrease.

In the first nine months of 2013, net operating income was negatively impacted by impairment losses (NOK 6.0 billion), provisions related to a redetermination process (NOK 4.3 billion) and an onerous contract (NOK 4.9 billion), change in over/underlift position (NOK 1.2 billion), lower fair values of derivatives (NOK 1.0 billion), lower value of products in operational storage (NOK 0.1 billion) and other adjustments (NOK 0.9 billion), while gain on sale of assets (NOK 6.4 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 2.8 billion), adjusted earnings were NOK 120.8 billion in the first nine months of 2013.

In the first nine months of 2012, lower fair values of derivatives (NOK 2.8 billion) and impairment losses (NOK 0.7 billion) negatively impacted net operating income, while gain on sale of assets (NOK 14.3 billion), other adjustments related to the discontinued part of the early retirement pension (NOK 4.3 billion), higher value of products in operational storage (NOK 0.6 billion) and over/underlift position (NOK 0.3 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.1 billion), adjusted earnings were NOK 144.9 billion in the first nine months of 2012.

The 17% decrease in adjusted earnings was mainly due to lower prices and reduced volumes of liquids and gas sold. Also, lower refining margins and higher depreciation expenses, added to the decrease.

Adjusted total revenues and other income were down 13% mainly because of lower prices for both liquids and gas and a decrease in volumes of gas produced. Lower SDFI volumes sold and the drop in revenues due to the divestment of the Fuel and Retail segment in the second quarter of 2012 added to the decrease. Increased volumes of 3rd party gas sold, partly offset the decrease in revenues.

Adjusted purchases, which represent Statoil's purchase of SDFI [6] and 3rd party volumes, decreased by 18% mainly due to lower SDFI volumes purchased and lower prices for both liquids and gas. The drop in purchases as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease. Increased volumes of 3rd party gas purchased, partly offset the decrease.

Adjusted operating expenses and selling, general and administrative expenses decreased by 1%, impacted by the NOK 3.5 billion drop in expenses as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012. Purchase expenses reclassified as operating expenses in the first quarter of 2013 and increased operating cost from start-up and ramp-up on various fields partly offset the decrease.

Adjusted depreciation, amortisation and net impairment losses increased by 9% mainly because new fields with higher depreciation came on stream, higher depreciation from ramp-up on various fields and increased investment on producing fields. The increase was partly offset by the reduction in depreciation due to the lower production volumes and increased reserves estimates.

Adjusted exploration expenses decreased by 8% mainly because a lower portion of exploration expenditures capitalised in previous periods was expensed in the first nine months of 2013, partly offset by a lower portion of current exploration expenditures being capitalised because of non-commercial wells.

Net financial items amounted to a loss of NOK 13.0 billion in the first nine months of 2013, compared to net zero in the same period of 2012. The change was mainly due to negative currency effects from positions in NOK related to foreign exchange and liquidity management, as well as losses on derivative financial instruments related to long term debt.

Adjusted for the items in the table below, net adjusted financial items before tax amounted to a loss of NOK 0.6 billion the first nine months of 2013.

Net financial items in the first nine months of 2013 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Financial items according to IFRS	2.9	(7.2)	(5.7)	(3.0)	(13.0)	6.9	(6.2)

Foreign exchange (FX) impacts (incl. derivatives)	(0.6)	7.2			6.7
Interest rate (IR) derivatives			5.7		5.7

Subtotal	(0.6)	7.2	5.7	0.0	12.4	(5.5)	6.9

Financial items excluding FX and IR derivatives	2.3	0.0	0.0	(3.0)	(0.6)	1.3	0.7

Income taxes were NOK 74.1 billion in the first nine months of 2013, equivalent to an effective tax rate of 75.2%, compared to 64.9% in the first nine months of 2012. The tax rate increased mainly due to higher impairment losses, higher onerous contract provisions, lower capital gains and increased loss on financial items, with lower tax rate than average tax rates.

Adjusted earnings after tax and the effective tax rate on Adjusted earnings, are stated in the table below.

	First nine months
Adjusted earnings after tax by segment [5]	2013			2012
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	97.1	(71.0)	26.1	117.2	(87.9)	29.3
Development and Production International	17.1	(9.4)	7.6	14.6	(7.3)	7.3
Marketing, Processing and Renewable energy	7.4	(4.9)	2.5	12.6	(9.0)	3.6
Fuel & Retail	-	-	-	0.6	(0.2)	0.5
Other	(0.7)	(0.1)	(0.8)	(0.2)	(0.5)	(0.7)

Group	120.8	(85.5)	35.4	144.9	(104.8)	40.1

Effective tax rates on adjusted earnings			70.7%			72.3%

Adjusted earnings after tax were NOK 35.4 billion, equivalent to an effective tax rate on adjusted earnings of 70.7%, compared to an effective tax rate on adjusted earnings of 72.3% in the first nine months of 2012. The tax rate decreased mainly due to relatively lower adjusted earnings from the NCS in the first nine months of 2013. Income from the NCS is subject to higher than average tax rates.

OUTLOOK

Organic capital expenditures for 2013 (i.e. excluding acquisitions and capital leases), are estimated at around USD 19 billion.

Statoil will continue to mature the large portfolio of exploration assets and expects to complete around 60 wells in 2013 with a total exploration activity level at around USD 3.75 billion, excluding signature bonuses.

Our ambition for the unit of production cost continues to keep our position in the top quartile of our peer group.

Statoil has an ambition to reach an equity production above 2.5 million barrels of oil equivalent per day in 2020 [7]. The growth is expected to come from new projects in the period from 2014 to 2016 resulting in a 2 to 3% Compound Annual Growth Rate (CAGR) for the period from 2012 to 2016. A second wave of projects is expected to come on stream from 2016 to 2020 resulting in an accelerated growth rate (CAGR) of 3 to 4%.

The growth towards 2020 will not be linear and the equity production for 2013 is estimated to be lower than the 2012 level. As previously communicated, several events impact the production in 2013. Gas off-take is impacted by the value over volume strategy and the current reduced capacity at Troll limits the flexibility in the gas off-take. Following the closing of the Wintershall transaction in July 2013, the negative impact on production is around 40 mboe per day. After the redetermination process in the Ormen Lange Unit production is estimated to be negatively impacted by around 40 mboe per day from the second half of 2013.

Scheduled maintenance is planned to have a negative impact on quarterly production of approximately 30 mboe per day in the fourth quarter of 2013, primarily planned outside the NCS, mostly in liquids. In total, the maintenance is estimated to have a negative impact on equity production of around 45 mboe per day for the full year 2013, of which most is liquids.

The Ormen Lange redetermination, the Wintershall transaction and closing of the OMV transaction will impact the production in 2014 negatively.

Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

FINANCIAL RISK UPDATE

Financial risk factors

The financial results of operations largely depend on a number of factors, most significantly those that affect the price for volumes sold. Specifically, such factors include liquids and natural gas prices, exchange rates, liquids and natural gas production volumes. In turn, these factors depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's - as well as our partners' - expertise and co-operation in recovering oil and natural gas from those reserves, and also changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income. Changes in commodity prices and currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operations. See the annual report for 2012 and the 2012 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. The Group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function well for corporate borrowers with Statoil's credit standing and general characteristics. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term money market instruments with minimum single A-rating.

In accordance with our internal credit rating policy, we continuously assess counterparty credit risk with a focus on counterparties identified as high risk. We assess our overall credit risk as satisfactory.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Third quarter 2013

The total recordable injury frequency was 3.6 in the third quarter of 2013, compared to 3.7 in the third quarter of 2012. The serious incident frequency was 0.8 in the third quarter of 2013, the same as in the third quarter of 2012. There were no fatal accidents in the third quarter of 2013.

The volume of accidental oil spills was 5 cubic meters in the third quarter of 2013, compared to 2 cubic meters in the third quarter of 2012. The number of accidental oil spills decreased from 45 in the third quarter of 2012 to 44 in the third quarter of 2013.

First nine months 2013

The total recordable injury frequency was 4.0 in the first nine months of 2013, compared to 3.9 in the first nine months of 2012. The serious incident frequency was 0.8 in the first nine months of 2013, compared to 1.0 in the first nine months of 2012. Following the fatal terrorist attack on the In Amenas gas production facility in Algeria in January, the board of directors appointed an investigation team to clarify and evaluate the facts related to the terrorist attack. Their investigation report was delivered in September 2013 and is available on Statoil's website. This report now forms a platform for Statoil's further efforts to strengthen security.

The volume of accidental oil spills increased from 45 cubic meters in the first nine months of 2012 to 63 cubic meters in the first nine months of 2013. The number of accidental oil spills decreased from 260 in the first nine months of 2012 to 160 in the first nine months of 2013. Statoil Fuel & Retail is included in the figures up to and including the second quarter of 2012, but was divested at the end of the second quarter of 2012. Excluding Statoil Fuel & Retail figures, the number of accidental oil spills was stable compared to first nine months of 2012.

	Third quarter		First nine months		Full year
HSE	2013	2012	2013	2012	2012

Total recordable injury frequency	3.6	3.7	4.0	3.9	3.8
Serious incident frequency	0.8	0.8	0.8	1.0	1.0
Accidental oil spills (number)	44	45	160	260	306
Accidental oil spills (cubic metres)	5	2	63	45	52

DEVELOPMENT AND PRODUCTION NORWAY

OPERATIONAL REVIEW

	Third quarter			First nine months			Full year
Operational data	2013	2012	change	2013	2012	change	2012

Prices
Liquids price (USD/bbl)	103.6	101.3	2%	100.4	104.5	(4%)	104.5
Liquids price (NOK/bbl)	620.6	599.1	4%	584.4	613.3	(5%)	608.5
Transfer price natural gas (NOK/scm)	1.78	1.77	1%	1.89	1.84	3%	1.84

Production (mboe per day)
Entitlement liquids	584	555	5%	600	635	(6%)	624
Entitlement natural gas	541	610	(11%)	622	701	(11%)	710
Total entitlement liquids and gas production [3]	1,124	1,165	(4%)	1,221	1,337	(9%)	1,335

The statements below are related to developments in the third quarter of 2013 compared to the third quarter of 2012, and developments in the first nine months of 2013 compared to the first nine months of 2012, respectively.

Third quarter 2013

Average daily production of liquid and gas decreased by 4% to 1,124 mboe per day. The decrease was mainly due to divestments and reduced ownership share at Ormen Lange, higher turnaround effects and expected reductions due to natural decline on mature fields. The average daily production of liquids and gas was positively impacted by production start-up from the Skarv field in the fourth quarter of 2012. Stable production from Snøhvit in the third quarter of 2013 compared to operational challenges last year also contributed positively.

First nine months 2013

Average daily production of liquids and gas decreased by 9% to 1,221 mboe per day. The decrease was mainly due to lower gas sales, reduced ownership share at Kvitebjørn and Ormen Lange, higher turnaround effects at several fields and expected reductions due to natural decline on mature fields. The average daily production of liquids and gas was positively impacted by production ramp-up phase on the Skarv field and fast track production.

FINANCIAL REVIEW

Income statement under IFRS	Third quarter			First nine months			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Total revenues and other income	52.9	46.0	15%	149.4	168.5	(11%)	220.8

Operating expenses and selling, general and administrative expenses	(6.1)	(6.9)	(12%)	(21.2)	(20.1)	5%	(25.8)
Depreciation, amortisation and net impairment losses	(8.5)	(6.9)	22%	(24.3)	(22.0)	10%	(29.8)
Exploration expenses	(1.9)	(1.3)	44%	(4.1)	(2.3)	76%	(3.5)

Net operating income	36.5	30.9	18%	99.9	124.1	(19%)	161.7

Adjusted earnings [5]	Third quarter			First nine months			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Adjusted total revenues and other income	46.7	46.4	1%	144.8	161.2	(10%)	213.4

Adjusted operating expenses and selling, general and administrative expenses	(6.2)	(7.0)	(11%)	(19.9)	(20.2)	(2%)	(25.9)
Adjusted depreciation, amortisation and net impairment losses	(8.0)	(6.9)	16%	(23.8)	(21.4)	11%	(29.2)
Adjusted exploration expenses	(1.9)	(1.3)	44%	(4.1)	(2.3)	76%	(3.5)

Adjusted earnings [5]	30.6	31.1	(2%)	97.1	117.2	(17%)	154.8

The statements below are related to developments in the third quarter of 2013 compared to the third quarter of 2012, and developments in the first nine months of 2013 compared to the first nine months of 2012, respectively.

Third quarter 2013

Net operating income for Development and Production Norway was NOK 36.5 billion compared to NOK 30.9 billion in the third quarter of 2012.

In the third quarter of 2013, gain on sale of assets to Wintershall (NOK 6.4 billion) and unrealised gain on derivatives (NOK 0.9 billion) had a positive impact on net operating income, while change in over/underlift position (NOK 1.0 billion) and impairment losses (NOK 0.4 billion) had a negative impact on net operating income. In the third quarter of 2012, unrealised gain on derivatives (NOK 0.1 billion) and other adjustments (NOK 0.1 billion) had a positive impact on net operating income. Change in over/underlift position (NOK 0.4 billion) had a negative impact on net operating income.

Adjusted for these items, adjusted earnings were NOK 30.6 billion, down 2%. The decrease was mainly due to increased depreciation and exploration expenses.

Adjusted total revenues and other income were slightly up by 1%. Increased prices and volumes of liquids were offset by decreased gas volumes.

Adjusted operating expenses and selling, general and administrative expenses decreased by 11%, mainly due to reduced expensing of costs related to commercial gas agreements, reduced provisions related to asset retirement obligation and continued good cost control.

Adjusted depreciation, amortisation and net impairment losses increased by 16%, mainly due to new fields in production with higher depreciation cost per unit, including Skarv and fast track projects, and increased investments on major producing fields.

Adjusted exploration expenses increased by NOK 0.6 billion, mainly due to higher drilling activity in the third quarter of 2013. The increase was partly offset by a lower portion of exploration expenditures capitalised in previous periods being expensed in this quarter.

First nine months 2013

Net operating income for Development and Production Norway was NOK 99.9 billion compared to NOK 124.1 billion in the first nine months of 2012.

In the first nine months of 2013, unrealised loss on derivatives (NOK 1.0 billion), an onerous contract provision (NOK 0.8 billion), other adjustments (NOK 0.7 billion), change in over/underlift position (NOK 0.6 billion) and impairment losses (NOK 0.4 billion) had a negative impact on net operating income. Gain on sale of assets to Wintershall (NOK 6.4 billion) had a positive impact on net operating income. In the first nine months of 2012, unrealised loss on derivatives (NOK 0.9 billion) and impairment of Glitne (NOK 0.6 billion) had a negative impact on net operating income. Change in over/underlift position (NOK 0.2 billion), gain on sale of assets to Centrica (NOK 7.5 billion) and other adjustments (NOK 0.5 billion) had a positive impact on net operating income.

Adjusted for these items, adjusted earnings were NOK 97.1 billion, down 17%. The decrease was mainly attributable to decreased production of liquids and gas and lower liquids price.

Adjusted total revenues and other income were NOK 144.8 billion, a decrease of 10%, primarily driven by decreased production, which reduced revenues by NOK 13.0 billion. In addition, lower price of liquids (measured in USD) and a negative exchange rate further reduced revenues, partly offset by higher transfer price of natural gas (measured in NOK).

Adjusted operating expenses and selling, general and administrative expenses decreased by 2%, mainly due to reduced expensing of costs related to commercial gas agreements and reduced provisions related to asset retirement obligation and continued good cost control. The decrease was partly offset by increased environmental tax expenses and new fields in production.

Adjusted depreciation, amortisation and net impairment losses increased by 11%, mainly due to new fields in production with higher depreciation cost per unit, including Skarv and fast track projects, and increased investments on major producing fields.

Adjusted exploration expenses increased by NOK 1.8 billion, mainly due to higher drilling activity and field development work within Johan Sverdrup and Johan Castberg areas in the first nine months of 2013. This was partly offset by a lower portion of exploration expenditures capitalised in previous periods being expensed in this period.

Key portfolio developments since the announcement of second quarter:

  The sales transaction with Wintershall for certain ownership interests in licences on the Norwegian continental shelf (NCS) was closed in the third quarter, and Statoil recognised a gain of NOK 6.4 billion. As part of this agreement, Wintershall took over operatorship of the Brage field on 1 October 2013.
  Statoil has signed an agreement with Austrian oil and gas company OMV to divest ownership interests in the Gullfaks and Gudrun fields offshore Norway. The effective date for the transaction is 1 January 2013. Closing is expected on 31 October 2013.
  Statoil is a partner in the OMV-operated Wisting Central oil discovery in the Hoop area. This represents a new oil play in the Norwegian Barents Sea.
  Statoil also announced an oil discovery near Norne and a gas/condensate discovery north of Åsgard in the period.
  Plan for development and operation (PDO) for Oseberg Delta 2 (fast track project) was approved by the Norwegian Ministry of Petroleum and Energy (MPE) in October.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

OPERATIONAL REVIEW

	Third quarter			First nine months			Full year
Operational data	2013	2012	change	2013	2012	change	2012

Prices
Liquids price (USD/bbl)	101.9	97.7	4%	98.9	102.2	(3%)	101.4
Liquids price (NOK/bbl)	610.5	577.9	6%	575.5	599.3	(4%)	590.3

Production (mboe per day)
Entitlement liquids production	397	338	17%	373	334	11%	342
Entitlement gas production	165	120	38%	159	122	31%	128
Total entitlement liquids and gas production [3]	563	458	23%	532	456	17%	470

Equity liquids production	533	503	6%	524	506	4%	512
Equity gas production	195	143	36%	193	151	28%	156
Total equity liquids and gas production [4]	728	646	13%	717	657	9%	669

The statements below are related to developments in the third quarter of 2013 compared to the third quarter of 2012, and developments in the first nine months of 2013 compared to the first nine months of 2012, respectively.

Third quarter 2013

Average equity production of liquids and gas increased by 13%, mainly due to start-up/ramp-up of fields, including Marcellus (US), Eagle Ford (US), PSVM (Angola), Peregrino (Brazil) and Bakken (US). Production was also positively impacted by lower turnaround effects. The increases were partly offset by natural decline at several fields and the effect of the In Amenas incident.

Average daily entitlement production of liquids and gas increased by 23%, due to increased equity production and a lower negative effect from production sharing agreements (PSA effect). The PSA effect was 175 mboe per day in the third quarter of 2013 compared to 188 mboe per day in the third quarter of 2012. In addition, a minor adjustment of tax oil barrels from previous periods had a positive impact on the entitlement production in the third quarter of 2013.

First nine months 2013

Average equity production of liquids and gas increased by 9%, mainly due to start-up/ramp-up of fields. The increase was partly offset by natural decline and the effect of the In Amenas incident.

Average daily entitlement production of liquids and gas increased by 17%, due to increased equity production and a lower negative PSA effect. The PSA effect was 184 mboe per day in the first nine months of 2013, compared to 201 mboe per day in the first nine months of 2012. A minor adjustment of tax oil barrels from previous periods had a negative impact on the entitlement production in the first nine months of 2013.

FINANCIAL REVIEW

Income statement under IFRS	Third quarter			First nine months			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Total revenues and other income	19.6	21.5	(9%)	59.7	61.6	(3%)	82.9

Purchases [net of inventory variation]	(0.0)	(0.3)	(100%)	(0.1)	(0.9)	(94%)	(1.3)
Operating expenses and selling, general and administrative expenses	(6.3)	(4.8)	32%	(18.3)	(14.3)	28%	(19.3)
Depreciation, amortisation and net impairment losses	(8.8)	(6.9)	27%	(22.2)	(19.6)	13%	(26.2)
Exploration expenses	(4.0)	(3.9)	4%	(9.0)	(11.1)	(19%)	(14.6)

Net operating income	0.5	5.6	(92%)	10.3	15.7	(35%)	21.5

Adjusted earnings [5]	Third quarter			First nine months			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Adjusted total revenues and other income	24.1	20.1	20%	64.9	60.8	7%	82.5

Adjusted purchases	(0.0)	(0.3)	(100%)	(0.1)	(0.9)	(94%)	(1.3)
Adjusted operating expenses and selling, general and administrative expenses	(6.5)	(4.6)	41%	(18.0)	(14.5)	24%	(19.9)
Adjusted depreciation, amortisation and net impairment losses	(7.9)	(6.9)	14%	(21.3)	(19.6)	9%	(26.2)
Adjusted exploration expenses	(3.6)	(3.9)	(8%)	(8.5)	(11.3)	(25%)	(14.7)

Adjusted earnings [5]	6.2	4.4	42%	17.1	14.6	17%	20.4

The statements below are related to developments in the third quarter of 2013 compared to the third quarter of 2012, and developments in the first nine months of 2013 compared to the first nine months of 2012, respectively.

Third quarter 2013

In the third quarter of 2013, net operating income for Development and Production International was NOK 0.5 billion compared to NOK 5.6 billion in the same period in 2012.

Net operating income in the third quarter of 2013 was negatively impacted by provisions related to a redetermination process of NOK 4.3 billion (see note 8 in Condensed interim financial statements), impairment losses of NOK 1.4 billion (NOK 0.5 billion impacted the Exploration expenses line item) and changed over/underlift positions of NOK 0.2 billion. This was partly offset by a positive adjustment related to tax oil barrels from previous periods of NOK 0.1 billion. In 2012, net operating income was positively impacted by a gain on sale of assets of NOK 0.8 billion and changed over/underlift positions of NOK 0.5 billion. This was partly offset by unrealised loss on derivatives of NOK 0.1 billion.

Adjusted for these items, adjusted earnings were up 42% to NOK 6.2 billion, mainly because of increased revenues, which was partly offset by increased royalties and depreciation expenses.

Adjusted total revenues and other income were NOK 24.1 billion, up by 20%. Higher entitlement production increased revenues by NOK 3.5 billion, and higher realised liquids prices partly offset by lower gas prices (measured in NOK) increased revenues by NOK 1.2 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 1.9 billion, primarily due to increased royalties by NOK 1.0 billion, from NOK 1.0 billion to NOK 2.0 billion. In addition, expenses increased due to ramp-up on various fields.Further, operating expenses increased by NOK 0.4 billion as diluent expenses are presented as operating expenses and not as purchases from the first quarter of 2013.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 1.0 billion, mainly due to start-up and ramp-up of various fields.

Adjusted exploration expenses decreased by NOK 0.3 billion, mainly because of lower seismic activities and a lower portion of exploration expenditures capitalised in previous periods being expensed this period. The decrease was partly offset by a lower portion of current exploration expenditures being capitalised this quarter because of non-commercial wells.

First nine months 2013

In the first nine months of 2013, net operating income for Development and Production International was NOK 10.3 billion compared to NOK 15.7 billion in the same period in 2012.

Net operating income in the first nine months of 2013 was negatively impacted by provisions related to a redetermination process of NOK 4.3 billion (see note 8 in Condensed interim financial statements), impairment losses of NOK 1.4 billion (NOK 0.5 billion impacted the Exploration expenses line item), an adjustment related to tax oil barrels from previous periods of NOK 0.6 billion and changed over/underlift positions of NOK 0.6 billion. In 2012, net operating income was positively impacted by a gain on sale of assets of NOK 1.0 billion, NOK 0.1 billion from a signature bonus reimbursement and NOK 0.1 billion from changed over/underlift positions. An unrealized loss on derivatives of NOK 0.1 billion impacted net operating income negatively.

Adjusted for these items, adjusted earnings were up 17% to NOK 17.1 billion. The increase was mainly due to increased revenues and decreased exploration expenses, partly offset by increased operating expenses and depreciation.

Adjusted total revenues and other income amounted to NOK 64.9 billion, up 7%. Higher entitlement production increased revenues by NOK 7.8 billion, whereas lower realised liquids and gas prices partly offset by increased gas prices in the US (measured in NOK) reduced revenues by NOK 1.9 billion. In addition, other income decreased, mainly related to decreased operating profit from an associated company in Venezuela which is accounted for using the equity method, where a devaluation of the local currency in the first quarter this year significantly increased the tax expense.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 3.5 billion, where royalties increased by NOK 1.3 billion, from NOK 3.8 billion to NOK 5.1 billion. In addition, expenses increased due to ramp-up on various fields. Further, operating expenses increased by NOK 1.1 billion as diluent expenses are presented as operating expenses and not as purchases from the first quarter of 2013.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 1.7 billion, due to an increase in depreciation of NOK 1.9 billion mainly from start-up of new fields (PSVM and Kizomba Satellites). Ramp-up from other fields also increased depreciation. The increases were partly offset by reduced depreciation from increased reserves and divestment of some assets.

Adjusted exploration expenses decreased by NOK 2.7 billion, mainly due to lower drilling and seismic costs and a lower portion of exploration expenditures capitalised in previous periods was expensed this period.

Key portfolio developments since the announcement of second quarter:

  Statoil (operator) announced a high impact discovery in the Bay du Nord prospect in the Flemish Pass Basin, offshore Newfoundland.
  The agreement with Austrian oil and gas company OMV includes the sale of our interests in the non-core, non-operated Schiehallion and Rosebank fields West of Shetlands. See Key portfolio developments under Development and production Norway for further details regarding this transaction.

MARKETING, PROCESSING AND RENEWABLE ENERGY

OPERATIONAL REVIEW

	Third quarter			First nine months			Full year
Operational data	2013	2012	change	2013	2012	change	2012

Refining reference margin (USD/bbl) [2]	3.8	7.9	(52%)	4.9	5.7	(14%)	5.5

Natural gas sales Statoil entitlement (bcm)	10.0	10.5	(5%)	32.6	34.9	(7%)	47.3
Natural gas sales (third-party volumes) (bcm)	3.5	1.9	87%	9.6	5.3	82%	8.6
Natural gas sales (bcm)	13.5	12.4	9%	42.2	40.1	5%	55.9
Average invoiced gas prices (NOK/scm)	1.97	2.16	(9%)	1.99	2.22	(10%)	2.19
Transfer price natural gas (NOK/scm)	1.78	1.77	1%	1.89	1.84	3%	1.84

The statements below are related to developments in the third quarter of 2013 compared to the third quarter of 2012, and developments in the first nine months of 2013 compared to the first nine months of 2012, respectively.

Third quarter 2013

Natural gas sales volumes amounted to 13.5 billion standard cubic meters (bcm), up 9%. Lower entitlement production on the NCS was more than offset by higher entitlement production in the US and higher third party volumes sold mainly in the US. Of the total gas sales, 0.2 bcm was the SDFI share of US gas sales, compared to 0.6 bcm in the third quarter of 2012.

Average invoiced natural gas sales price decreased by 9%, due to higher proportion of lower priced US volumes and lower prices on long term contracts.

Refinery throughput decreased slightly, mainly due to less favourable market conditions for the refineries.

First nine months 2013

Natural gas sales volumes amounted to 42.2 billion bcm, up 5%. Lower entitlement production on the NCS was more than offset by higher entitlement production in the US and higher third party volumes sold mainly in the US. Of the total gas sales, 0.5 bcm was the SDFI share of US gas sales, compared to 2.1 bcm in the first nine months of 2012.

Average invoiced natural gas sales price decreased by 10%, due to higher proportion of lower priced US volumes, lower prices on long term contracts and lower margins on short term sales.

Refinery throughput increased slightly, mainly at the Kalundborg refinery due to lower effect from planned shutdowns.

FINANCIAL REVIEW

Income statement under IFRS	Third quarter			First nine months			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Total revenues and other income	161.2	159.3	1%	463.0	516.0	(10%)	669.5

Purchases [net of inventory variation]	(147.7)	(146.5)	1%	(430.0)	(478.9)	(10%)	(620.3)
Operating expenses and selling, general and administrative expenses	(7.6)	(7.8)	(2%)	(27.2)	(23.7)	15%	(30.6)
Depreciation, amortisation and net impairment losses	(5.1)	(0.6)	>100%	(6.4)	(1.9)	>100%	(3.0)

Net operating income	0.9	4.4	(80%)	(0.7)	11.5	>(100%)	15.5

Adjusted earnings [5]	Third quarter			First nine months			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Adjusted total revenues and other income	160.3	160.1	0%	462.6	517.8	(11%)	671.6

Adjusted purchases	(147.9)	(147.7)	0%	(429.9)	(479.5)	(10%)	(620.4)
Adjusted operating expenses and selling, general and administrative expenses	(7.6)	(7.8)	(1%)	(23.1)	(24.0)	(4%)	(31.1)
Adjusted depreciation, amortisation and net impairment losses	(0.8)	(0.6)	39%	(2.1)	(1.7)	22%	(2.4)

Adjusted earnings [5]	3.9	4.1	(4%)	7.4	12.6	(41%)	17.7

The statements below are related to developments in the third quarter of 2013 compared to the third quarter of 2012, and developments in the first nine months of 2013 compared to the first nine months of 2012, respectively.

Third quarter 2013

Net operating income for Marketing, Processing and Renewable Energy was NOK 0.9 billion compared to NOK 4.4 billion in the third quarter of 2012.

Net operating income in the third quarter of 2013 included a gain related to an investment (NOK 0.4 billion), a positive change in fair value of derivatives (NOK 0.3 billion), a gain on operational storage (NOK 0.3 billion), a gain due to periodisation of inventory hedging effects (NOK 0.3 billion) and impairment losses related to the refineries (NOK 4.2 billion). Net operating income in the third quarter of 2012 included a gain on operational storage (NOK 1.1 billion), a loss due to periodisation of inventory hedging effects (NOK 0.4 billion) and a negative change in fair value of derivatives (NOK 0.4 billion).

Adjusted for these items, adjusted earnings were NOK 3.9 billion, compared to NOK 4.1 billion in the third quarter of 2012. The decrease was mainly due to lower refining margins and weaker trading results for crude, partly offset by stronger trading results within the Natural Gas business.

Adjusted total revenues and other income remained at the same level compared to the third quarter of 2012, impacted by higher volumes of gas sold and higher prices on liquids, offset by lower volumes of liquids and lower prices of gas sold.

Adjusted purchases also remained at the same level compared to the third quarter of 2012 due to the same factors.

Adjusted operating expenses and selling, general and administration expenses were NOK 7.6 billion, the same level as the third quarter of 2012. The expenses were impacted by lower gas transportation cost and lower costs related to the Cove Point terminal, partly offset by increased operational activity and business development costs.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.2 billion, mainly due to new assets in operation.

Adjusted earnings in Natural Gas processing, marketing and trading were NOK 3.8 billion in the third quarter of 2013, compared to NOK 2.7 billion in the third quarter of 2012. The increase was mainly due to improved margins on gas sales.

Adjusted earnings in Crude Oil processing, marketing and trading were NOK 0.5 billion in the third quarter of 2013, compared to NOK 1.5 billion in the third quarter of 2012. The decrease was mainly due to lower refining margins and weaker trading results for crude due to changes in the market environment. The decrease was partly offset by stronger trading results for other liquids.

First nine months 2013

Net operating income for Marketing, Processing and Renewable Energy amounted to a loss of NOK 0.7 billion compared to income of NOK 11.5 billion in the first nine months of 2012.

Net operating income in the first nine months of 2013 included impairment losses related to the refineries (NOK 4.2 billion), an onerous contract provision related to the Cove Point terminal (NOK 4.1 billion), a gain related to an investment (NOK 0.4 billion), a gain due to periodisation of inventory hedging effects (NOK 0.1 billion), a loss on operational storage (NOK 0.1 billion) and a negative change in fair value of derivatives (NOK 0.1 billion). Net operating income in the first nine months of 2012 included a gain on the operational storage (NOK 0.6 billion), a reversal of provision related to the discontinued part of the early retirement pension (NOK 0.3 billion), a negative change in fair value of derivatives (NOK 1.5 billion), a loss due to periodisation of inventory hedging effects (NOK 0.3 billion) and an impairment loss (NOK 0.1 billion).

Adjusted for these items, adjusted earnings were NOK 7.4 billion, compared to NOK 12.6 billion in the first nine months of 2012. The decrease was mainly due to lower margins on gas sold. Lower refining margins added to the decrease.

Adjusted total revenues and other income decreased by 11%, mainly due to lower prices and volumes of crude and other products and lower prices of gas sold. The decrease was partly offset by increased volumes of gas sold.

Adjusted purchases were down 10% due to the same factors.

Adjusted operating expenses and selling, general and administration expenses decreased by 4% to NOK 23.1 billion, mainly due to decreased transportation activity resulting from lower volumes of liquids and lower cost lower costs related to the Cove Point terminal. In addition, cost improvement initiatives added to the cost decrease, partly offset by increased operational activity and business development costs.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.4 billion, mainly due to new assets in operation.

Adjusted earnings in Natural Gas processing, marketing and trading were NOK 6.1 billion in the first nine months of 2013, compared to NOK 10.4 billion in the first nine months of 2012. The decrease was mainly due to reduced margins on gas sales, lower NCS entitlement production and lower contribution from short term sales.

Adjusted earnings in Crude Oil processing, marketing and trading were NOK 1.7 billion in the first nine months of 2013, compared to NOK 2.5 billion in the first nine months of 2012. The decrease was mainly due to lower refining margins.

Key events since the announcement of second quarter:

  The agreement with Dong Generation Norge AS to transfer the ownership of the Mongstad combined heat and power plant to Statoil has been completed.
  The Shah Deniz Consortium, which Statoil has an ownership interest, has announced 25-year sales agreements for just over 10 bcm per year with European customers. Final investment decision is pending.
  The Norwegian government has decided to stop the development of the full scale carbon capture plant at Mongstad (CCM project).

FUEL & RETAIL

On 19 June 2012 Statoil ASA sold its 54% shareholding in Statoil Fuel & Retail ASA (SFR) to Alimentation Couche-Tard for a cash consideration of NOK 8.3 billion. Until this transaction, SFR had been fully consolidated in the Statoil Group with a 46% non-controlling interest.

Adjusted earnings from the underlying business activity in Fuel & Retail in the period from 1 January 2012 to 19 June 2012 were NOK 0.6 billion.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

Condensed statement of cash flows	First nine months			Full year
(in NOK billion)	2013	2012	change	2012

Cash flows from underlying operations [5]	155.7	188.4	(32.7)	250.8
Cash flows from (to) changes in working capital	6.1	4.4	1.7	4.6
Taxes paid	(80.5)	(76.6)	(3.9)	(119.9)
Other changes	5.4	(5.8)	11.2	(7.4)

Cash flows provided by operating activities	86.7	110.4	(23.7)	128.0

Additions to PP&E and intangible assets	(84.0)	(82.3)	(1.7)	(112.4)
Proceeds from sale of assets and businesses	10.9	29.4	(18.5)	29.8
Financial investments	(3.4)	(1.3)	(2.1)	(12.1)
Other changes	(0.3)	(1.9)	1.6	(1.9)

Cash flows used in investing activities	(76.8)	(56.1)	(20.7)	(96.6)

Net change in finance debt	30.2	(9.3)	39.5	0.9
Net current finance debt and other	(6.9)	2.2	(9.1)	1.6
Dividend paid	(21.5)	(20.7)	(0.8)	(20.7)

Cash flows provided by (used in) financing activities	1.8	(27.8)	29.6	(18.2)

Net increase (decrease) in cash and cash equivalents	11.7	26.5	(14.8)	13.2

The statements below are related to developments in the first nine months of 2013 compared to the first nine months of 2012.

In 2013

Cash flows provided by operating activities decreased by NOK 23.7 billion. The decrease was mainly due to lower cash flows from underlying operations [5] of NOK 32.7 billion, affected by lower prices and volumes for both liquids and gas. Higher taxes paid of NOK 3.9 billion, which were based on last year's earnings, added to the decrease. The decrease was partly offset by a positive change in other items related to operating activities of NOK 11.2 billion.

Cash flows used in investing activities increased by NOK 20.7 billion, impacted by lower proceeds from sale of assets and businesses of NOK 18.5 billion. Proceeds from sale of assets and businesses received in the first nine months of 2013 were mainly related to the sale of certain ownership interests in licences on the Norwegian continental shelf to Wintershall. Proceeds from sale of assets and businesses received in the first nine months of 2012 were mainly related to the sale of interest in Gassled, NCS assets to Centrica and the sale of the 54% shareholding in SFR.

Cash flows used in financing activities decreased by NOK 29.6 billion, mainly due to a net increase in finance debt of NOK 39.5 billion, impacted by proceeds from finance debt transactions in the capital markets, amounting to USD 6.3 billion (NOK 37.9 billion). This was partly offset by changes in net current finance debt and other of NOK 9.1 billion, mainly related to collateral liabilities.

CAPITAL SPENDING

Gross investments	Third quarter			First nine months			Full year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Development and Production Norway	16.4	11.0	49%	41.8	35.4	18%	48.6
Development and Production International	14.8	15.6	(5%)	40.0	41.5	(4%)	54.6
Marketing, Processing and Renewable Energy	2.3	1.0	>100%	4.4	3.4	27%	6.2
Fuel & Retail	0.0	0.0	0%	0.0	0.9	(100%)	0.9
Other	0.4	1.3	(67%)	1.1	3.0	(63%)	3.0

Gross investments 1)	33.9	28.9	17%	87.2	84.2	4%	113.3

Gross investments1) amounted to NOK 33.9 billion in the third quarter of 2013, up 17% from the same period in 2012, mainly due to higher activity level on the NCS.

Gross investments amounted to NOK 87.2 billion in the first nine months of 2013, up 4% from the same period in 2012, mainly due to higher activity level on the NCS.

FINANCIAL INDICATORS

Financial indicators	First nine months			Full year
(in NOK billion)	2013	2012	change	2012

Gross interest-bearing debt 2)	155.3	112.4	43.0	119.4
Net interest-bearing debt adjusted 3)	70.3	44.6	25.7	45.1
Net debt to capital employed ratio 3)	14.3%	8.3%		10.9%
Net debt to capital employed ratio adjusted 3)	17.2%	12.6%		12.4%
Current financial investments	18.9	6.9	12.0	14.9
Cash and cash equivalents	79.7	77.6	2.1	65.2

Gross interest-bearing debt2) increased by NOK 43.0 billion mainly due to increased non-current finance debt of NOK 47.8 billion, primarily related to proceeds from new finance debt issued in the capital markets, amounting to USD 6.3 billion (NOK 37.9 billion).

Net interest-bearing debt adjusted3) increased by NOK 25.7 billion, mainly due to an increase in gross interest-bearing debt of NOK 43.0 billion, partly offset by an increase in cash and cash equivalents and current financial investments of NOK 14.1 billion.

The net debt to capital employed ratio3) increased from 8.3% to 14.3%, mainly due to an increase in net interest-bearing debt of NOK 25.7 billion and an increase in capital employed of NOK 59.4 billion. Adjusted net debt to capital employed increased from 12.6% to 17.2% mainly due to the same factors.

Current financial investments increased by NOK 12.0 billion. Current financial investments are a part of our liquidity management and reflect mainly deposits, treasury bills and commercial papers with a maturity of more than three months.

Cash and cash equivalents increased by NOK 2.1 billion. The increase mainly reflects increased levels of deposits, treasury bills and commercial papers with a maturity of three months or less.

1) Defined as additions to property, plant and equipment (including capitalised finance leases), capitalised exploration expenditure, intangible assets, long-term share investments and investments in associated companies.
2) Defined as non-current and current finance debt.
3) In the calculation of adjusted net interest-bearing debt, we make certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2012 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)
  Adjusted earnings after tax
  Net interest-bearing debt adjusted
  Net debt to capital employed ratio
  Net debt to capital employed ratio adjusted
  Cash flows from underlying operations

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

  Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
  Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
  Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.
  Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
  Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortisation and impairment line items.
  Gain or loss from sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
  Internal unrealised profit on inventories: Volumes derived from equity oil on inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact Net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
  Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	At 30 September		Full year
(in NOK billion, except percentages)	2013	2012	2012

Shareholders' equity	339.4	308.2	319.2
Non-controlling interests	0.1	0.8	0.7

Total equity (A)	339.5	309.0	319.9

Current finance debt	12.6	17.3	18.4
Non-current finance debt	142.8	95.0	101.0

Gross interest-bearing debt (B)	155.3	112.4	119.4

Cash and cash equivalents	79.7	77.6	65.2
Current financial investments	18.9	6.9	14.9

Cash and cash equivalents and current financial investments (C)	98.6	84.5	80.1

Net interest-bearing debt before adjustments (B1) (B-C)	56.8	27.9	39.3

Other interest-bearing elements 1)	6.8	8.1	7.3
Marketing instruction adjustment 2)	(1.3)	(1.3)	(1.2)
Adjustment for project loan 3)	(0.3)	(0.4)	(0.3)

Net interest-bearing debt adjusted (B2)	62.1	34.3	45.1

Normalisation for cash-build up before tax payment (50% of tax payment) 4)	8.3	10.3	0.0

Net interest-bearing debt adjusted (B3)	70.3	44.6	45.1

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	396.3	336.9	359.2
Capital employed before normalisation for cash build up for tax payment (A+B2)	401.6	343.3	365.0
Capital employed (A+B3)	409.8	353.5	365.0

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	14.3%	8.3%	10.9%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	15.5%	10.0%	12.4%
Net debt to capital employed (B3/(A+B3)	17.2%	12.6%	12.4%

1) Adjustments to other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring a.s. classified as current financial investments.

2) Marketing instruction adjustment is adjustment to gross interest-bearing debt due to the SDFI part of the financial lease in the Snøhvit vessels are included in Statoil's Consolidated balance sheet.

3) Adjustment for project loan is adjustment to gross interest-bearing debt due to the BTC project loan structure.

4) Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 16.5 billion and NOK 20.5 billion as of September 2013 and 2012, respectively.

Cash flows from underlying operations begin with income before tax and adjust for items with no cash effect, according to definition. The measure provides an indication of cash flows from underlying operations, and is an additional measurement to cash flows provided by operations which also includes changes in working capital, taxes paid and other changes.

Cash flows from underlying operations	First nine months		Full year
(in NOK billion)	2013	2012	2012

Income before tax	98.6	160.8	206.7

Adjustments
Depreciation, amortisation, net impairment losses	53.7	44.7	60.5
Exploration expenditures written off	1.4	2.7	3.1
(Gains) losses on foreign currency transactions and balances	4.7	0.7	3.3
(Gains) losses on sales of asset and other items	(9.2)	(18.9)	(21.7)
(Increase) decrease in net derivative financial instruments	6.5	(1.6)	(1.1)

Cash flows from underlying operations	155.7	188.4	250.8

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line items included in the net operating income subtotal.

Statoil group

Items impacting net operating income	Third quarter		First nine months
(in NOK billion)	2013	2012	2013	2012

Net operating income	39.3	40.9	111.6	160.8

Total revenues and other income	(4.3)	0.2	(2.6)	(12.0)
Change in Fair Value of derivatives	(1.1)	0.4	1.1	2.5
Periodisation of inventory hedging effect	(0.3)	0.4	(0.1)	0.3
Over/Underlift	1.4	(0.3)	1.1	(0.6)
Other Adjustments	(0.5)	0.0	0.1	0.0
Gain/loss on sale of assets	(6.4)	(0.8)	(6.4)	(14.3)
Provisions	4.3	0.0	4.3	0.0
Eliminations	(1.7)	0.4	(2.8)	0.1

Purchases [net of inventory variation]	(0.3)	(1.1)	0.1	(0.6)
Operational Storage effects	(0.3)	(1.1)	0.1	(0.6)

Operating expenses	(0.3)	0.1	6.1	(3.2)
Over/Underlift	(0.3)	0.2	0.1	0.3
Other Adjustments 1)	0.0	(0.1)	0.7	(3.5)
Gain/loss on sale of assets	(0.1)	0.0	(0.0)	0.0
Provisions	0.0	0.0	5.3	0.0

Selling, general and administrative expenses	0.0	(0.0)	(0.5)	(0.6)
Other Adjustments 1)	0.0	0.0	0.0	(0.6)
Provisions	0.0	0.0	(0.5)	0.0

Depreciation, amortisation and impairment	5.6	0.0	5.6	0.7
Impairment	5.6	0.0	5.6	0.7

Exploration expenses	0.5	0.0	0.5	(0.2)
Impairment	0.5	0.0	0.5	0.0
Other Adjustments	0.0	0.0	0.0	(0.2)

Sum of adjustments	1.1	(0.9)	9.3	(15.9)

Adjusted earnings	40.4	40.0	120.8	144.9

1) For the first nine months of 2012, Other adjustments include NOK 3.7 billion (Operating expenses) and NOK 0.6 billion (Selling, general administrative expenses) related to the reversal of a provision related to the discontinued part of the early retirement pension.

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income		Third quarter		First nine months
(in NOK billion)		2013	2012	2013	2012

Net operating income (NOI)	A	39.3	40.9	111.6	160.8
Tax on NOI	B	26.1	27.9	81.0	104.6

NOI after tax	C = A-B	13.2	13.0	30.5	56.2

Adjustments	D	1.1	(0.9)	9.3	(15.9)
Tax on adjustments	E	2.3	0.2	4.5	0.2

Adjusted earnings after tax	F = C+D-E	12.1	11.9	35.4	40.1

Net financial items	G	(0.4)	3.0	(13.0)	0.0
Tax on net financial items	H	(0.8)	1.4	(6.9)	(0.3)

Net income	I = C+G-H	13.7	14.5	24.5	56.5

END NOTES

  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

  The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc.

  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

  These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.

  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

  Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

  All transactions are considered to be at an arms-length basis.

  The production guidance for 2013 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The production guidance for 2020 is not calculated on proved reserves in accordance with SEC guidelines.

  The Group's average invoiced gas price includes volumes sold by the Marketing, Processing and Renewable energy segment.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions, projects and discoveries, such as the Wintershall agreement, the agreement with OMV and discoveries in the Bay du Nord prospect in the Flemish Pass Basin offshore Newfoundland as well as on the NCS; the termination of the full-scale carbon capture project at Mongstad; Statoil's interest in the OMV-operated Wisting Central oil discovery in the Hoop area; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments and gas transport commitments are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Financial Risk update".

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; Euro-zone uncertainty; global political events and actions, including war, terrorism and sanctions; security breaches, including breaches of our digital infrastructure (cybersecurity); changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; failure to meet our ethical and social standards; an inability to attract and retain personnel; relevant governmental approvals (including in relation to the agreement with Wintershall); industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

CONDENSED INTERIM FINANCIAL STATEMENTS

Third quarter 2013

CONSOLIDATED STATEMENT OF INCOME
	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December

(unaudited, in NOK billion)	2013	2012	2013	2012	2012

Revenues	162.6	165.3	472.5	546.5	705.7
Net income from associated companies	0.2	0.4	0.0	1.3	1.7
Other income	7.0	1.0	7.3	15.0	16.0

Total revenues and other income	169.8	166.7	479.8	562.8	723.4

Purchases [net of inventory variation]	(82.1)	(87.0)	(235.1)	(286.3)	(363.1)
Operating expenses	(17.5)	(16.5)	(60.2)	(48.4)	(64.0)
Selling, general and administrative expenses	(2.4)	(2.5)	(6.2)	(9.2)	(11.1)
Depreciation, amortisation and net impairment losses	(22.6)	(14.6)	(53.7)	(44.7)	(60.5)
Exploration expenses	(5.9)	(5.2)	(13.0)	(13.4)	(18.1)

Net operating income	39.3	40.9	111.6	160.8	206.6

Net financial items	(0.4)	3.0	(13.0)	0.0	0.1

Income before tax	38.9	43.9	98.6	160.8	206.7

Income tax	(25.2)	(29.4)	(74.1)	(104.3)	(137.2)

Net income	13.7	14.5	24.5	56.5	69.5

Attributable to equity holders of the company	14.3	14.4	25.1	56.0	68.9
Attributable to non-controlling interests	(0.6)	0.1	(0.6)	0.5	0.6

Basic earnings per share (in NOK)	4.48	4.52	7.88	17.58	21.66
Diluted earnings per share (in NOK)	4.47	4.51	7.86	17.53	21.60
Dividend declared and paid per ordinary share	-	-	6.75	6.50	6.50
Weighted average number of ordinary shares outstanding (millions)	3,180.3	3,181.2	3,181.1	3,181.9	3,181.5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December
(unaudited, in NOK billion)	2013	2012	2013	2012	2012

Net income	13.7	14.5	24.5	56.5	69.5

Actuarial gains (losses) on defined benefit pension plans	(4.2)	0.1	(4.5)	1.2	5.5
Income tax effect on income and expense recognised in OCI	1.2	0.0	1.3	(0.3)	(1.5)
Items that will not be reclassifed to statement of income	(3.0)	0.1	(3.2)	0.9	4.0

Foreign currency translation differences	0.0	(9.4)	19.9	(6.8)	(11.9)
Items that may be subsequently reclassified to statement of income	0.0	(9.4)	19.9	(6.8)	(11.9)

Other comprehensive income	(3.0)	(9.3)	16.7	(5.9)	(7.9)

Total comprehensive income	10.7	5.2	41.2	50.6	61.6

Attributable to equity holders of the company	11.3	5.1	41.8	50.1	61.0
Attributable to non-controlling interests	(0.6)	0.1	(0.6)	0.5	0.6

CONSOLIDATED BALANCE SHEET
	At 30 September	At 31 December	At 30 September
(unaudited, in NOK billion)	2013	2012	2012

ASSETS
Property, plant and equipment	467.5	439.1	430.2
Intangible assets	93.4	87.6	88.8
Investments in associated companies	7.8	8.3	8.3
Deferred tax assets	7.0	3.9	3.7
Pension assets	6.9	9.4	7.0
Derivative financial instruments	27.5	33.2	33.8
Financial investments	16.7	15.0	13.9
Prepayments and financial receivables	8.4	4.9	4.7

Total non-current assets	635.2	601.4	590.4

Inventories	23.9	25.3	25.4
Trade and other receivables	70.4	74.0	72.6
Derivative financial instruments	3.1	3.6	4.8
Financial investments	18.9	14.9	6.9
Cash and cash equivalents	79.7	65.2	77.6

Total current assets	196.0	183.0	187.3

Total assets	831.2	784.4	777.7

EQUITY AND LIABILITIES
Shareholders' equity	339.4	319.2	308.2
Non-controlling interests	0.1	0.7	0.8

Total equity	339.5	319.9	309.0

Finance debt	142.8	101.0	95.0
Deferred tax liabilities	73.4	81.2	78.7
Pension liabilities	21.9	20.6	22.4
Provisions	87.3	95.5	95.9
Derivative financial instruments	2.5	2.7	3.4

Total non-current liabilities	327.9	301.0	295.4

Trade and other payables	88.0	81.8	78.9
Current tax payable	61.6	62.2	75.2
Finance debt	12.6	18.4	17.3
Derivative financial instruments	1.6	1.1	1.9

Total current liabilities	163.8	163.5	173.3

Total liabilities	491.7	464.5	468.7

Total equity and liabilities	831.2	784.4	777.7

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non- controlling interests	Total equity

At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9
Net income for the period			25.1		25.1	(0.6)	24.5
Other comprehensive income			(3.2)	19.9	16.7		16.7
Dividends paid			(21.5)		(21.5)		(21.5)
Other equity transactions		(0.1)	0.0		(0.1)	0.0	(0.1)

At 30 September 2013	8.0	40.5	271.2	19.7	339.4	0.1	339.5

At 31 December 2011	8.0	40.7	218.5	11.7	278.9	6.3	285.2
Net income for the period			56.0		56.0	0.5	56.5
Other comprehensive income			0.9	(6.8)	(5.9)		(5.9)
Dividends paid			(20.7)		(20.7)		(20.7)
Other equity transactions		(0.1)	0.0		(0.1)	(6.0)	(6.1)

At 30 September 2012	8.0	40.6	254.7	4.9	308.2	0.8	309.0

CONSOLIDATED STATEMENT OF CASH FLOWS
	For the nine months ended 30 September		For the year ended 31 December
(unaudited, in NOK billion)	2013	2012	2012

Income before tax	98.6	160.8	206.7

Adjustments for:
Depreciation, amortisation and net impairment losses	53.7	44.7	60.5
Exploration expenditures written off	1.4	2.7	3.1
(Gains) losses on foreign currency transactions and balances	4.7	0.7	3.3
(Gains) losses on sales of assets and other items	(9.2)	(18.9)	(21.7)
(Increase) decrease in inventories	4.7	0.8	0.8
(Increase) decrease in trade and other receivables	(1.0)	10.7	10.8
Increase (decrease) in trade and other payables	2.4	(7.1)	(7.0)
(Increase) decrease in net derivative financial instruments	6.5	(1.6)	(1.1)
Taxes paid	(80.5)	(76.6)	(119.9)
(Increase) decrease in non-current items related to operating activities	5.4	(5.8)	(7.5)

Cash flows provided by operating activities	86.7	110.4	128.0

Additions to property, plant and equipment	(76.5)	(71.1)	(96.0)
Exploration expenditures capitalised and additions to other intangibles	(7.5)	(11.2)	(16.4)
(Increase) decrease in financial investments	(3.4)	(1.3)	(12.1)
(Increase) decrease in non-current loans granted and other non-current items	(0.3)	(1.9)	(1.9)
Proceeds from sale of assets and businesses	10.9	29.4	29.8

Cash flows used in investing activities	(76.8)	(56.1)	(96.6)

New finance debt	37.5	1.5	13.1
Repayment of finance debt	(7.3)	(10.8)	(12.2)
Dividend paid	(21.5)	(20.7)	(20.7)
Net current finance debt and other	(6.9)	2.2	1.6

Cash flows provided by (used in) financing activities	1.8	(27.8)	(18.2)

Net increase (decrease) in cash and cash equivalents	11.7	26.5	13.2

Effect of exchange rate changes on cash and cash equivalents	1.8	(2.7)	(1.9)
Cash and cash equivalents at the beginning of the period (net of overdraft)	64.9	53.6	53.6

Cash and cash equivalents at the end of the period (net of overdraft)	78.4	77.4	64.9

At 30 September 2013 Cash and cash equivalents included a net bank overdraft of NOK 1.3 billion. At 31 December 2012 Cash and cash equivalents included a net bank overdraft of NOK 0.3 billion. At 30 September 2012 Cash and cash equivalents included a net bank overdraft of NOK 0.2 billion.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1 ORGANISATION AND BASIS OF PREPARATION

General information and organisation
Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the third quarter of 2013 were authorised for issue by the board of directors on 29 October 2013.

Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented.

A description of the significant accounting policies is included in the Statoil annual financial statements for 2012, and applies to these condensed interim financial statements except for certain updated policies as outlined in the below description of standards and amendments implemented on 1 January 2013.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable period have been restated to conform the current period presentation.

The condensed interim financial statements are unaudited.

Standards and amendments implemented on 1 January 2013
The accounting standards and standard amendments applicable to Statoil and listed in the following three paragraphs were implemented on 1 January 2013. None of these standards and amendments has materially impacted Statoil's financial statements upon implementation, although certain line items have been affected. Except for IFRS 13 Fair Value Measurement, the standards and amendments require retrospective implementation, but have been assessed to be immaterial as regards their impact on Statoil's financial statements for previous reporting periods. Consequently prior periods' information has not been restated to reflect the impact of the implemented standards and amendments.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, their respective transition guidance amendments and the amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures have been implemented by Statoil simultaneously in the condensed interim financial statements. EU endorsement of these standards and amendments establishes an effective date of 1 January 2014, however, Statoil has in this instance elected early adoption of the standards as of 1 January 2013, which is the IASB's effective date of the standards. IFRS 10 introduces a new model in which entities are determined to be controlled by Statoil, and consolidated in Statoil's financial statements, when Statoil has power over the entity, ability to use that power to affect the entity's returns, and exposure to, or rights to, variable returns from its involvement with the entity. The standard's control model applies to all entities and requires judgment to determine whether an entity is controlled by Statoil and should be consolidated when there is less than a majority of voting rights, or whether there is a loss of control. Adoption of the standard has not led to significant changes in entities deemed to be controlled by Statoil. IFRS 11 introduces a substance over form approach that requires judgment in evaluating joint control and requires the unanimous consent of all the parties, or of a group of parties that collectively control an arrangement, for it to be defined as jointly controlled and for IFRS 11 to apply. The standard provides that Statoil accounts for joint operations, in which the group has rights to the assets and the liabilities of the joint operation, similar to the proportionate consolidation method. Joint ventures, in which Statoil has rights to the net assets, are accounted for using the equity method. Statoil has not identified significant entities or activities within the scope of IFRS 11 that are accounted for differently under the new standard. Those of Statoil's exploration and production licence activities that are within the scope of the standard are accounted for in a manner similar to proportionate consolidation.

The amendments to IAS 19 Employee benefits have upon adoption replaced interest cost and expected return on plan assets of defined benefit plans with a net interest amount which is calculated by applying the discount rate to the net defined benefit liability (asset). The difference between net interest income and actual return is recognised in Other comprehensive income. The net interest element continues to be presented in the statement of income as part of net pension cost within Net operating income.

IFRS 13 Fair Value Measurement, the amendments to IAS 1 Presentation of Financial Statements, the amendments to IFRS 7 Financial Instruments: Disclosures, and the Improvements to IFRSs (2009 - 2011) have also been implemented without material impact for the condensed interim financial statements.

There have been no other significant accounting policy changes in the first three quarters of 2013 compared to the annual financial statements for 2012.

Use of estimates
The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 SIGNIFICANT EVENTS

In the third quarter of 2013 Statoil entered into an agreement with OMV to sell certain ownership interests in licences on the Norwegian continental shelf (NCS) and United Kingdom continental shelf (UKCS). OMV will pay a cash consideration of NOK 15.9 billion (USD 2.65 billion) and a contingent consideration estimated to NOK 0.6 billion (USD 0.1 billion). Statoil will continue to consolidate its proportionate share (current ownership share) of the revenues and expenditures until the date of closing of the transaction. The transactions will be recognised in the Development and Production Norway and the Development and Production International segments at the time of closing, which is expected on 31 October 2013. Statoil expects to recognise a gain from the transaction in the range of NOK 7.0 to 9.0 billion, adjusted for activity between 1 January 2013 and the transaction date. The part of the transaction covering assets on the NCS will be tax exempt under rules in the Norwegian Petroleum Tax system and the estimated gain includes a release of related deferred tax liabilities.

In the third quarter of 2013 a sales transaction with Wintershall for certain ownership interests in licences on the Norwegian continental shelf (NCS) was closed and Statoil recognised a gain of NOK 6.4 billion. The gain has been presented in the line item Other income in the Consolidated statement of income. In the segment reporting the gain has been presented in the Development and Production Norway (DPN) segment in Revenues and other income - third party.

In the second quarter of 2013 a redetermination of the Ormen Lange Unit was concluded and as a result Statoil's ownership share was reduced by 3.57% to 25.35%. The volumes lifted on the reduced interest and the related operating expenses are being re-distributed in the make-up period which started on 1 July 2013 and are accounted for on a prospective basis.

3 SEGMENTS

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN); Development and Production North America (DPNA); Development and Production International (DPI); Marketing, Processing and Renewable Energy (MPR); and Other. The Fuel and Retail segment (FR) was sold on 19 June 2012.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been combined into one reporting segment, Development and Production International. This combination into one reporting segment has its basis in similar economic characteristics, the nature of products, services and production processes, as well as the type and class of customers and the methods of distribution.

The Eliminations section includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the three and nine months ended 30 September 2013 and 2012 is presented below. The measurement basis of segment profit is Net operating income. In the table below, deferred tax assets, pension assets and non-current financial assets are not allocated to segments.

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Three months ended 30 September 2013
Revenues third party and Other income	7.7	0.7	161.0	0.2	-	-	169.6
Revenues inter-segment	45.2	18.7	0.2	0.0	-	(64.1)	0.0
Net income (loss) from associated companies	0.0	0.2	0.0	0.0	-	-	0.2

Total revenues and other income	52.9	19.6	161.2	0.2	-	(64.1)	169.8

Net operating income	36.5	0.5	0.9	(0.3)	-	1.7	39.3

Significant non-cash items recognised
- Depreciation and amortisation	8.0	7.9	0.8	0.3	-	0.0	17.0
- Ownershare redetermination effects	0.0	4.3	0.0	0.0	-	0.0	4.3
- Net impairment losses (reversals)	0.5	0.9	4.2	0.0	-	0.0	5.6
- Unrealised (gain) loss on commodity derivatives	(0.9)	0.0	(0.3)	0.0	-	0.0	(1.2)
- Exploration expenditures written off	0.0	1.0	0.0	0.0	-	0.0	1.0

Additions to PP&E, intangibles and associated companies	16.4	14.8	2.3	0.4	-	-	33.9

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Three months ended 30 September 2012
Revenues third party and Other income	0.4	6.5	159.0	0.4	-	-	166.3
Revenues inter-segment	45.6	14.7	0.3	0.0	-	(60.6)	0.0
Net income (loss) from associated companies	0.0	0.3	0.1	0.0	-	-	0.4

Total revenues and other income	46.0	21.5	159.4	0.4	-	(60.6)	166.7

Net operating income	30.9	5.6	4.4	0.4	-	(0.4)	40.9

Significant non-cash items recognised
- Depreciation and amortisation	6.9	6.9	0.6	0.2	-	0.0	14.6
- Net impairment losses (reversals)	0.0	0.0	0.0	0.0	-	0.0	0.0
- Unrealised (gain) loss on commodity derivatives	(0.1)	0.2	(0.2)	0.0	-	0.0	(0.1)
- Exploration expenditures written off	0.5	1.1	0.0	0.0	-	0.0	1.6

Additions to PP&E, intangibles and associated companies	11.0	15.6	1.0	1.3	-	-	28.9

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Nine months ended 30 September 2013
Revenues third party and Other income	6.8	10.1	462.2	0.7	-	-	479.8
Revenues inter-segment	142.6	49.7	0.7	0.0	-	(193.0)	0.0
Net income (loss) from associated companies	0.0	(0.1)	0.1	0.0	-	-	0.0

Total revenues and other income	149.4	59.7	463.0	0.7	-	(193.0)	479.8

Net operating income	99.9	10.3	(0.7)	(0.7)	-	2.8	111.6

Significant non-cash items recognised
- Depreciation and amortisation	23.7	21.3	2.1	0.9	-	0.0	48.0
- Provisions for onerous contracts	0.8	0.0	4.1	0.0	-	0.0	4.9
- Ownershare redetermination effects	0.0	4.3	0.0	0.0	-	0.0	4.3
- Net impairment losses (reversals)	0.6	0.9	4.2	0.0	-	0.0	5.7
- Unrealised (gain) loss on commodity derivatives	1.0	0.0	0.0	0.0	-	0.0	1.0
- Exploration expenditures written off	0.1	1.3	0.0	0.0	-	0.0	1.4

Investments in associated companies	0.2	4.8	2.6	0.2	-	-	7.8
Non-current segment assets	235.7	281.5	38.0	5.7	-	-	560.9
Non-current assets, not allocated to segments							66.5

Total non-current assets							635.2

Additions to PP&E, intangibles and associated companies	41.8	40.0	4.4	1.0	-	-	87.2

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Nine months ended 30 September 2012
Revenues third party and Other income	8.1	18.6	493.8	0.9	40.1	-	561.5
Revenues inter-segment	160.4	42.0	22.0	0.0	1.5	(225.9)	0.0
Net income (loss) from associated companies	0.0	1.0	0.2	0.1	0.0	-	1.3

Total revenues and other income	168.5	61.6	516.0	1.0	41.6	(225.9)	562.8

Net operating income	124.1	15.7	11.6	2.6	6.9	(0.1)	160.8

Significant non-cash items recognised
- Depreciation and amortisation	21.4	19.6	1.7	0.7	0.6	0.0	44.0
- Net impairment losses (reversals)	0.6	0.0	0.1	0.0	0.0	0.0	0.7
- Unrealised (gain) loss on commodity derivatives	0.9	0.2	1.1	0.0	0.0	0.0	2.2
- Exploration expenditures written off	0.4	2.3	0.0	0.0	0.0	0.0	2.7

Investments in associated companies	0.2	5.0	3.0	0.1	-	-	8.3
Non-current segment assets	229.5	248.9	36.3	4.3	-	-	519.0
Non-current assets, not allocated to segments							63.1

Total non-current assets							590.4

Additions to PP&E, intangibles and associated companies	35.4	41.5	3.4	3.0	0.9	-	84.2

The segment data for DPN has been influenced by the Wintershall transaction discussed in note 2 Significant events and the onerous contract provision discussed in note 8 Provisions, commitments, contingent liabilities and contingent assets.

The segment data for DPI has been influenced by provisions related to an ownership share redetermination process of NOK 4.3 billion as discussed in note 8 Provisions, commitments, contingent liabilities and contingent assets.

The segment data for MPR has been influenced by the onerous contract provision discussed in note 8 Provisions, commitments, contingent liabilities and contingent assets and impairment losses related to refineries of NOK 4.2 billion in the third quarter of 2013. The basis for the impairment losses is value in use estimates triggered by lower future expected refining margins.

4 FINANCIAL ITEMS AND BONDS

	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December
(in NOK billion)	2013	2012	2013	2012	2012

Net foreign exchange gains (losses)	0.1	1.4	(7.2)	0.3	0.8
Interest income and other financial items	1.0	1.5	2.9	1.2	1.8
Gains (losses) derivative financial instruments	0.0	1.3	(5.7)	2.6	3.0
Interest and other finance expenses	(1.5)	(1.2)	(3.0)	(4.1)	(5.5)

Net financial items	(0.4)	3.0	(13.0)	0.0	0.1

On 15 May 2013 Statoil issued USD 0.75 billion of bonds at a fixed rate of 1.15% and USD 0.5 billion of bonds at floating rate maturing in May 2018, USD 0.9 billion of bonds at a fixed rate of 2.65% maturing in January 2024 and USD 0.85 billion of bonds at a fixed rate of 3.95% maturing in May 2043.

On 27 August 2013 Statoil issued a USD 0.3 billion private placement at a floating rate maturing in August 2020. On 10 September Statoil issued EUR 0.85 billion of bonds at a fixed rate of 2.0% maturing in September 2020, EUR 0.65 billion of bonds at a fixed rate of 2.875% maturing in September 2025 and GBP 0.35 billion of bonds at a fixed rate of 4.25% maturing in April 2041. On 16 September Statoil issued NOK 2.0 billion of bonds at a fixed rate of 4.13% maturing in September 2025 and NOK 1.0 billion of bonds at a fixed rate of 4.27% maturing in September 2033.

All of the bonds and the private placement are unconditionally guaranteed by Statoil Petroleum AS.

5 INCOME TAX

	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December
(in NOK billion)	2013	2012	2013	2012	2012

Income before tax	38.9	43.9	98.6	160.8	206.7
Income tax	(25.2)	(29.4)	(74.1)	(104.3)	(137.2)
Equivalent to a tax rate of	64.9%	66.9%	75.2%	64.9%	66.4%

The tax rate for the three months ended 30 September 2013 was primarily influenced by the tax exempted gain on the Norwegian continental shelf (NCS) as described in note 2 Significant events. This was partly offset by impairments with lower than average tax rates. The tax rate for the nine months ended 30 September 2013 was primarily influenced by costs and impairments, including onerous contract provisions and losses on financial items, subject to lower than average tax rates. This was partly offset by the tax exempted gain on the NCS.

6 PENSIONS

Due to increased life expectancy in the Norwegian population, new mortality tables for collective pension funds have been issued by The Financial Supervisory Authority of Norway (Finanstilsynet). Statoil has assessed that applying the new mortality tables represents the best estimate when calculating pension liabilities for plans in Norway. The implementation of the new tables in the third quarter 2013 resulted in a gross increase in projected benefit obligations of NOK 7.4 billion. This was partly offset by higher than expected returns on plan assets during the first three quarters of 2013 of NOK 2.6 billion, as well as a few smaller changes. The total net increase recognised in Other comprehensive income was NOK 4.2 billion. No changes were made to other actuarial assumptions used compared to the annual financial statements for 2012.

7 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2012	439.1	87.6
Additions *	68.4	6.1
Transfers	4.5	(4.5)
Disposals	(6.5)	(0.4)
Expensed exploration expenditures and impairment losses	-	(1.4)
Depreciation, amortisation and net impairment losses	(53.6)	(0.1)
Effect of foreign currency translation adjustments	15.6	6.1

Balance at 30 September 2013	467.5	93.4

*net of the Ormen Lange redetermination.

8 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Statoil is party to an ownership interest redetermination process, in the DPI segment, for which the outcome is uncertain. Statoil has in the interim financial statements made provisions based on its expectation of an upcoming preliminary cash settlement amount pending the final outcome. The impact on the third quarter 2013 Consolidated statement of income was NOK 4.3 billion reflected as revenue reduction and an income tax credit of NOK 2.1 billion, resulting in a reduction in net income of NOK 2.2 billion.

During 2013, Statoil's asset retirement obligations have decreased caused by increased discount rates, the effect is partly offset by other increased provisions reflected within Provisions in the Consolidated balance sheet.

In the first quarter of 2013 Statoil entered into an agreement for early termination of certain US-based terminal capacity contracts, which in combination with the fact that the unfavourable development in the US gas market and Statoil's expectation of no future utilisation of certain US-based terminal capacity contracts for the remaining contract term have been sustained over a period of time, led to the recognition of an onerous contract provision of NOK 4.9 billion within Net operating income in the Consolidated statement of income in the first quarter of 2013. NOK 4.1 billion of the provisions were recognised within the Marketing, Processing and Renewable Energy (MPR) segment and NOK 0.8 billion within the Development and Production Norway (DPN) segment. A limited part of the provisions is related to commitments made on behalf of and for the account and risk of the Norwegian state's direct financial interest. This has been accounted for in accordance with Statoil's policies for such expenses. NOK 4.0 billion has been reflected within Provisions in the Consolidated balance sheet, with the current portion of NOK 0.9 billion reflected in Trade and other payables. No tax asset was recognised in relation to the MPR related provisions. As a result of the recognition of the onerous contract provisions in the first quarter of 2013, all the US terminal capacity related contract commitments previously included in Statoil's year-end disclosure of long-term commitments are now provided for in the Consolidated balance sheet.

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. In its financial statements Statoil has provided for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

HSE ACCOUNTING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Date: October 30, 2013	By:	/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer